Mail Stop 3561

January 10, 2008

Mr. Jack E. Davis
Chief Executive Officer
Pinnacle West Capital Corporation
400 North Fifth Street,
P.O. Box 53999
Phoenix, Arizona 85072-3999

> **Re:** **Pinnacle West Capital Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2007**
> **Filed November 6, 2007**
> **File No. 1-9862**
>
> **Arizona Public Service Company**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2007**
> **Filed November 6, 2007**
> **File No. 1-4473**

Dear Mr. Davis:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William H. Thompson
Branch Chief